FOXBY CORP.
11 Hanover Square
New York, NY 10005
www.FoxbyCorp.com

VIA EDGAR

August 23, 2012
Mr. Larry L. Greene
Office of Disclosure and Review
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Responses to Comments on the Preliminary Proxy Statement of Foxby Corp. (SEC File No. 811-09261)

Dear Mr. Greene:

On behalf of Foxby Corp. (“Fund”), set forth below are the comments that you provided to Fatima Sulaiman of K&L Gates LLP, by telephone on July 26, 2012 and August 20, 2012, concerning the Fund’s preliminary proxy statement which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 20, 2012, and the Fund’s responses thereto.  Your comments are set forth in italics and are followed by the Fund’s responses.  Defined terms used but not defined herein have the respective meanings ascribed to them in the preliminary proxy statement.

1.
Comment:  Confirm that the disclosure in the definitive proxy statement when it is mailed to shareholders will meet the type size requirements of Rule 420 under Regulation C of the Securities Act of 1933.

Response:  We confirm that the disclosure in the proxy statement when it is mailed to shareholders will meet the type size requirements of Rule 420 under Regulation C of the Securities Act of 1933.

2.	Comment: Confirm the legal basis for CEF Advisers providing advisory services to the Fund under the Interim Management Agreement.

Response:  CEF Advisers is providing advisory services to the Fund under the Interim Management Agreement pursuant to Rule 15a-4(b)(1) under the Investment Company Act of 1940, as amended.

3.
Comment:  Provide additional information about the Midas Family Trust.  We refer you to the American Century no-action letter (February 2, 2012).  Consider the parameters of disclosure provided by American Century in discussing their trust arrangement.

Response:  The Fund has revised the disclosure in the “Background” section of the proxy statement discussing Proposal 1 to provide additional information about the Midas Family Trust.

4.
Comment:  The Fund notes in the letter to shareholders, the “Questions and Answers Regarding the Proposals” section, and the proxy statement that the change from CEF Advisers to Midas Management is for “corporate administrative reasons.”  Supplementally explain what is meant by “corporate administrative reasons.”

Response:  The change from CEF Advisers to Midas Management is for “corporate administrative reasons” by virtue of the fact that Midas Management currently serves as the investment manager of three other funds in the Fund Complex:  Midas Fund, Inc., Midas Magic, Inc. and Midas Perpetual Portfolio, Inc.  Currently, CEF Advisers only serves as the investment manager to the Fund.  Since the principal executive officers and the members of the Investment Policy Committees of Midas Management and CEF Advisers are identical, the Fund believes that it is more practical and would result in greater administrative efficiency if Midas Management served as the Fund’s investment manager as well.

5.
Comment:  The Fund notes in the letter to shareholders, the “Questions and Answers Regarding the Proposals” section, and the proxy statement that its Board determined that the increased management fee “is fair and reasonable given that the current management fee is materially below the average advisory/management fee of the Fund’s peer group of funds.”  Please supplementally confirm to the Staff what the Fund’s peer group is.  Please state what is the average advisory/management fee of the Fund’s peer group.

Response:  The Fund’s peer group is comprised of a group of broadly comparable funds selected by Lipper, Inc., an independent data service.  We have revised the section in the Proxy Statement entitled “Evaluation by the Fund’s Board” to included additional information regarding the average advisory/management fee of the Fund’s peer group, as reported by Lipper.

6.
Comment:  In the letter to shareholders, convert the proposed advisory fee rate of 0.95% of the Fund’s weekly average managed assets to a net assets figure so that shareholders are presented an “apples-to-apples” comparison.

Response:  In response to your comment, the Fund has revised the disclosure in the shareholder letter regarding the proposed advisory fee rate as follows:

The new investment management agreement reflects two material changes: (i) a fee rate increase and (ii) a modification of the fee calculation methodology so that the management fee is calculated based on “managed assets” (which includes all Fund assets attributable to borrowing) rather than net assets.  Under the new agreement, the management fee rate would increase to a monthly fee at the annual rate of 0.95% of the Fund’s “managed assets.”  Under the prior investment management agreement the Fund paid a monthly fee at an annual rate of 0.50% of the Fund’s average daily net assets.  Calculated as a percentage of average daily net assets, the fee rate under the new investment management agreement would also be 0.95%.  However, because “managed assets” includes amounts borrowed, while “net assets” does not, a management fee based on managed assets rather than net assets would result in a higher fee to Midas Management if the Fund were to employ leverage because, in addition to the annual rate being higher, that higher rate would be applied to a broader asset base.  The Fund’s Board of Directors believes that the fee increase is fair and reasonable given that the current management fee is materially below the average advisory/management fee of the Fund’s peer group of funds.

7.
Comment:  Include disclosure in the “Questions and Answers Regarding the Proposals” section and the proxy statement about the potential conflict of interest that may arise from the investment manager being compensated based on “managed assets” rather than net assets.  Please also confirm whether the Fund anticipates changing its leverage policy or increasing its use of leverage.

Response:  In response to your comment, the Fund has added the following disclosure to the “Questions and Answers Regarding the Proposals” section and to the proxy statement:

“If the New Management Agreement is approved by shareholders, and the Fund employs leverage, Midas Management could be viewed as having an economic incentive to utilize leverage because the use of leverage would increase the Fund’s managed assets and hence the fee paid by the Fund to Midas Management.”

As the Fund discloses in the “Questions and Answers Regarding the Proposals” section and in the proxy statement, it does not employ leverage; however, the Fund reserves the right to adjust leverage from time to time up to the maximum permitted under the 1940 Act.

8.
Comment:  In the “Questions and Answers Regarding the Proposals” section and the proxy statement, the Fund defines “managed assets” as the “average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities, which liabilities exclude debt relating to leverage, short-term debt and the aggregate liquidation preference of any outstanding preferred stock.”  Please add disclosure that describes the forms of leverage that the Fund may use.

Response:  The Fund has added disclosure to the “Questions and Answers Regarding the Proposals” section and to the proxy statement that states that the Fund may obtain leverage through borrowings, the issuance of short term debt securities, the issuance of shares of preferred stock, derivative transactions, loans of portfolio securities, and when-issued, delayed delivery and forward commitment transactions.

9.
Comment:  On page 2 of the proxy statement, please make more clear that the 24.47% beneficial ownership of Fund shares reported by Midas Securities Group, Inc., Winmill & Co. Incorporated, Winmill Family Trust, Thomas B. Winmill, and Mark C. Winmill represents record or beneficial ownership in the same Fund shares.

Response:  The Fund has added disclosure to the proxy statement that clarifies that the 24.47% beneficial ownership of Fund shares reported by the above entities represents record or beneficial ownership in the same Fund shares.

10.
Comment:  Please add disclosure to the discussion of quorum and adjournment on page 2 of the proxy statement that clarifies the effect of abstentions and broker non-votes on a vote to adjourn the Meeting.

Response:  Pursuant to the Fund’s bylaws, the chairman of the Meeting has the power to adjourn the Meeting from time to time to a date not more than 120 days after the Record Date.  As such, abstentions and broker non-votes will not have an impact on the chairman’s determination to adjourn the Meeting.  The Fund has added disclosure to this effect to the proxy statement.

11.
Comment:  On page 4 of the proxy statement, the Fund states that Winmill & Co. Incorporated is the parent company of CEF Advisers, but later refers to “the control entities of CEF Advisers.”  Please revise this disclosure, as necessary, to describe the other control entities of CEF Advisers.

Response:  The Fund has added disclosure to the proxy statement stating that in addition to Winco, the Trust, Thomas Winmill, and Mark Winmill may also be deemed to be control entities of CEF Advisers.

12.
Comment:  On page 5 of the proxy statement, the Fund states that the New Management Agreement “clarifies that the Fund is responsible for the cost of certain reports and statistical data requested or approved by the Fund’s Board and modifies the procedures for the payment of certain Fund expenses.”  Confirm that these costs are captured in the comparative fee and expense table on page 7 of the proxy statement.

Response:  The Fund confirms that the above expenses are captured in the comparative fee and expense table in the proxy statement.

13.
Comment:  In the comparative fee and expense table on page 7 of the proxy statement, actual fees are calculated on the basis of the Fund’s average net assets while pro forma fees are calculated on the basis of “managed assets.”  Confirm in your response letter that the Staff does not permit the side-by-side comparison of expenses calculated based on net assets and “managed assets.”  Add disclosure to the proxy statement that clarifies for shareholders that if the Fund uses leverage, the asset base on which the management fee would be calculated would be higher than the asset base under the current management fee structure.

Response:  The Fund confirms that the Staff does not permit the side-by-side comparison of expenses calculated based on net assets and “managed assets.”  In response to your comment, the Fund has revised the Annual Expenses table in the proxy statement to include a side-by-side comparison of the Fund’s actual and pro forma annual expenses calculated on the basis of the Fund’s average daily net assets.  The Fund has also added the following in footnote 1 to the Annual Expenses table:

The actual and pro forma Annual Expenses assume that the Fund does not use any leverage.  If the Fund borrows an amount representing 33 1/3% (which is the maximum amount permitted by the 1940 Act) of the Fund’s total assets (including the proceeds of such borrowing, but not reflecting the amount of the liability of the borrowing), its management fee with the current fee in place would be 0.50% of its average daily net assets and its management fee with the proposed fee under the New Management Agreement in place would be 1.27% of its net assets.

The Fund has also added disclosure to the proxy statement that clarifies for shareholders that if the Fund uses leverage, the asset base on which the management fee would be calculated would be higher than the asset base under the current management fee structure.  Please see, e.g., the response to Comment 6 above.

14.	Comment: Please change references to the Fund’s “independent auditors” to “independent registered auditors.”

Response:  The Fund has made the requested change throughout the proxy statement.

*           *           *           *           *

The Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (2) Staff comments or changes to disclosure in response to Staff comments in the proxy statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the proxy statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact Fatima Sulaiman at (202) 778-9082 if you have any questions regarding the foregoing.  Thank you for your attention to this matter.

Sincerely,

/s/ John F. Ramirez

cc:           Thomas B. Winmill, Esq.
R. Darrell Mounts, Esq., K&L Gates LLP
Fatima Sulaiman, Esq., K&L Gates LLP